UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

              Form 10-QSB for the period ended: September 30, 2007

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I - REGISTRANT INFORMATION

Full name of Registrant:  B&D Food Corp.
Address of Principal Executive Office (street and number):   575 Madison Avenue,
                                                             New York, NY 10022

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

    (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; and
    (b) The subject quarterly report on From 10-QSB will be filed on or before the fifth calendar day following the prescribed due date.

PART IIII - NARRATIVE

B&D Food Corp. is unable to file its form 10-QSB for the period ending September 30, 2007 within the prescribed period due to ministerial difficulties without unreasonable effort or expense. Such difficulties prevent B&D Food Corp. from filing the report because such information is integral to the report. B&D Food Corp. fully expects to be able to file such report within the additional time allowed by this report.

PART IV - OTHER INFORMATION

    (1) Name and telephone number of person to contact in regard to this notification: Yaron Arbell (973) 438 2864.
    (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months or for such shorter period as the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes.
    (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? No.

B&D Food Corp. has caused this notification to be signed on its behalf by the undersigned hereto duly authorized on November 14, 2007.

By: /s/ Yaron Arbell